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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___________)*

Harvey Electronics, Inc.
(Name of Issuer)
Common Stock, $.01 Par Value Per Share
(Title of Class of Securities)
417660 10 7
(CUSIP Number)
January 24, 2006
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	417660 10 7

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Richard E. McGlenn

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization	USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	384,200

	6.	Shared Voting Power	-0-

	7.	Sole Dispositive Power	384,200

	8.	Shared Dispositive Power	-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	384,200

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11.	Percent of Class Represented by Amount in Row (9)	11.0%

12.	Type of Reporting Person	IN

CUSIP No.	417660 10 7

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Frances W. McGlenn

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization	USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	384,200

	6.	Shared Voting Power	-0-

	7.	Sole Dispositive Power	384,200

	8.	Shared Dispositive Power	-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	384,200

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11.	Percent of Class Represented by Amount in Row (9)	11.0%

12.	Type of Reporting Person	IN

Item 1.

(a)	Name of Issuer: Harvey Electronics, Inc. (“Issuer”)

(b)	Address of Issuer's Principal Executive Offices: 205 Chubb Avenue, Lyndhurst, New Jersey 07071

Item 2.

(a)
This Schedule 13G is being filed jointly by Richard E. McGlenn (“R. McGlenn”) and Frances W. McGlenn (“F. McGlenn”), (collectively, the “Reporting Persons” and each, a “Reporting Person”) pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission under Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act and therefore may be deemed to beneficially own the same securities of the Issuer. This statement of beneficial ownership constitutes the initial filing on Schedule 13G of R. McGlenn and F. McGlenn. Except as expressly otherwise set forth in this statement, each Reporting Person disclaims beneficial ownership of the securities beneficially owned by any other Reporting Person or any other person. The agreement among the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit A.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

(b)	Both R. McGlenn’s and F. McGlenn’s principal residence is located at 5803 Palmetto Drive, Fort Pierce, Florida 34982.

(c)	Both R. McGlenn and F. McGlenn are citizens of the United States of America.

(d)	Title of Class of Securities: Common Stock, $.01 par value (the “Shares”)

(e)	CUSIP Number: 417660 10 7

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c): NOT APPLICABLE

Item 4.  Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)(b)	The Reporting Persons hereby report beneficial ownership, in the manner hereinafter described, of 384,200 Shares of the Issuer:

		Percentage of
	Number of	Outstanding
Shares Held in the Name of	Shares	Shares (1)

Richard E. McGlenn(2)	178,400	5.1%

Frances W. McGlenn(2)	174,300	5.0%

Michael K. McGlenn	19,000 (3)	0.5%

Sara K. McGlenn	12,500 (4)	0.4%

TOTALS	384,200

(1)	The foregoing percentages assume that the number of Shares outstanding is 3,508,584 (as reported in the Issuer’s Form 10-Q filed with the Commission on March 14, 2006).

(2)	R. McGlenn and F. McGlenn are husband and wife.

(3)	R. McGlenn has a power of attorney to vote and dispose of the Shares held in the name of Michael K. McGlenn.

(4)	Sara K. McGlenn is a minor and the Shares are titled as “Frances W. McGlenn, as Custodian for Sara K. McGlenn under the Florida Uniform Transfers to Minors Act.”

(c)
Number of shares as to which the person has:

R. McGlenn has sole voting and dispositive power over 197,400 Shares enumerated in paragraph (a). F. McGlenn has sole voting and dispositive power over 186,800 Shares enumerated in paragraph (a).

Item 5.  Ownership of Five Percent or Less of a Class: NOT APPLICABLE

Item 6.  Ownership of More than Five Percent on Behalf of Another Person: NOT APPLICABLE

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: NOT APPLICABLE

Item 8.  Identification and Classification of Members of the Group: NOT APPLICABLE (See item 4)

Item 9.  Notice of Dissolution of Group: NOT APPLICABLE

Item 10.  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2006

/s/ Richard E. McGlenn
Richard E. McGlenn

/s/ Frances W. McGlenn
Frances W. McGlenn

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13G (and all further amendments filed by them) with respect to the shares of Harvey Electronics, Inc..

Dated: April 4, 2006

/s/ Richard W. McGlenn

/s/ Frances W. McGlenn